

13000609

NO ACT

PE 12/20/2012



Received SEC

JAN 29 2013

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

Robert J. Wollin
Bristol-Myers Squibb Company
Robert.Wollin@bms.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public Availability: 1/29/13

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2012

Dear Mr. Wollin:

This is in response to your letters dated December 20, 2012 and January 22, 2013 concerning the shareholder proposal submitted to Bristol-Myers by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

January 29, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 20, 2012

The proposal requests that the board prepare a report describing the policies, procedures, costs and outcomes of Bristol-Myers' legislative and regulatory public policy advocacy activities that includes information specified in the proposal.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. In our view, the proposal and supporting statement, when read together, focus primarily on Bristol-Myers' specific lobbying activities that relate to the operation of Bristol-Myers' business and not on Bristol-Myers' general political activities. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 Bristol-Myers Squibb Company

345 Park Avenue New York, NY 10154 212-546-4000

January 22, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of The National Center for Public Policy Research Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

On December 20, 2012, Bristol-Myers Squibb Company (the "Company") submitted a letter (the "No-Action Request") notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") submitted by The National Center for Public Policy Research (the "Proponent"). The Proposal requests that the Company's Board of Directors "prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities." While the resolution in the Proposal addresses the Company's lobbying activities in a general way, the Supporting Statement's sole focus is exclusively the Company's support of the passage of the Patient Protection and Affordable Care Act ("PPACA") and its membership in the Pharmaceutical Research and Manufacturers of America ("PhRMA"), which represents leading pharmaceutical industry research and biotechnology companies in the United States.

The No-Action Request indicated our belief that the Proposal may be excluded from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations (i.e. lobbying activities on a specific issue relating to the Company's ordinary business matters). As discussed in the No-Action Request, there is a long line of Staff precedent establishing that stockholder proposals relating to political activity relevant to a specific issue applicable to the Company's business are excludable pursuant to Rule 14a-8(i)(7).

We write supplementally to respond to correspondence dated January 16, 2013 from the Proponent regarding the No-Action Request (the "Proponent's Response"). The Proponent's Response attempts to cast the Proposal as one that is of a subject matter that the Commission has accepted as an important issue of concern to shareholders, does not micromanage the Company and involves a significant social policy issue in order to avoid exclusion of the Proposal under Rule 14a-8(i)(7). In so doing, the Proponent's Response mischaracterizes precedents cited in the No-Action Request. For the reasons discussed below and in the No-Action Request, the relevant precedents clearly establish that lobbying activities on a specific issue related to a company's business are ordinary business matters, and that the Proposal is excludable on this basis pursuant to Rule 14a-8(i)(7).

The Proponent's Response argues that the Commission has accepted the subject matter of the Proposal as an important issue of concern to shareholders and thus is not excludable under Rule 14a-8(i)(7). In support of this assertion, the Proponent cites the *Wal-Mart Stores, Inc.* (March 29, 2010), *PepsiCo, Inc.* (February 26, 2010) and *JP Morgan Chase & Co.* (March 7, 2008) no-action letters where the Staff did not concur with the requests for exclusion of proposals requesting that the companies issue lobbying reports. Under these no-action letters, the language of the proposals was facially neutral and the supporting statements contained only mere references to examples of each company's alleged involvement on specific legislative issues. These no-action letters, however, are clearly distinguishable from the Proposal because while the resolution is neutral, the Supporting Statement references PPACA and the Company's membership in PhRMA in seven out of nine paragraphs. As stated in the Company's No-Action Request, there is considerable Staff precedent establishing that the facts, circumstances, and evidence surrounding a shareholder proposal, including preambles and supporting statements, can be considered to determine whether a proposal is focused on contributions to specific types of lobbying activities or organizations.[1] *See, e.g., PepsiCo, Inc.* (March 3, 2011) (permitting exclusion of a proposal to prepare a lobbying report because the proposal and the supporting statement, when read together, focused primarily on the company's specific lobbying activities that relate to the operation of the company's business and not on the company's general political activities); *Johnson & Johnson* (February 12, 2007) (permitting exclusion of a facially neutral proposal to disclose all of the company's charitable contributions on the company website because the preamble and

[1] We also note that the Proponent has publicly stated its concern with pharmaceutical companies supporting and lobbying on behalf of PPACA. In the spring of 2012, the Proponent issued press releases and related materials describing how members of the Proponent's organization questioned or sought to question the CEOs of the Company's industry peers (e.g., Eli Lilly, Pfizer, Johnson & Johnson and Merck) at their annual shareholder meetings about their lobbying efforts for, what the Proponent called "Unpopular, Unconstitutional [PPACA] Legislation," and what free market health care reforms the companies are willing to implement or fight for if PPACA was struck down or scaled back. *See* http://www.nationalcenter.org/PR-Merck_052212.html (as of January 17, 2013). *See also* http://www.nationalcenter.org/PR-EliLilly_Results_041612.html; http://www.nationalcenter.org/PR-Pfizer_042612.html (each as of January 17, 2013).

supporting statement centered around contributions to organizations that support abortion and same-sex marriage); *American Home Products Corp.* (March 4, 2002) (permitting exclusion of a facially neutral proposal asking the company to study the impact charitable contributions have on the business of the company and its share value because the preamble centered around contributions to organizations that support or perform abortions); *Schering-Plough Corp.* (March 4, 2002) (same).

The Proponent's Response next argues that the Proposal "cannot be said to micromanage the Company" and that "[t]he Proposal does not ask the Company to take *any* position on *any* legislation...." (emphasis in original). However, the Supporting Statement states that "[t]he Company played a major role in passing PPACA," "PPACA will affect [the Company]," "PPACA is controversial...[s]upport of controversial public policy positions may adversely affect [the Company's] reputation," and "[t]he Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position." Each of these statements, together with the other statements contained in the Supporting Statement, demonstrate that the Proponent is solely focused on the Company's stated position on PPACA. The Proponent is asking shareholders to vote on a Proposal that, when read together with the Supporting Statement, transforms the Proposal into a referendum on the Company's specific lobbying activities relating to the operation of the Company's ordinary business (e.g., PPACA and membership in PhRMA). Accordingly, the Proposal seeks to micro-manage the Company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment. The principal thrust and focus of the Proposal is on the Company's public support of specific legislative and regulatory initiatives relating to PPACA and its membership in PhRMA and not the Company's public policy spending efforts generally. These matters should be reserved to management of the Company and its Board of Directors.

The Proponent's Response also attempts to distinguish *International Business Machines Corp.* (January 21, 2002) and *International Business Machines Corp.* (March 2, 2000) (together, the "IBM No-Action Letters") by arguing that the Proposal is not directed at "involv[ing] the Company in the any regulatory, political or legislative landscape." In *International Business Machines Corp.* (January 21, 2002), the Staff concurred in the omission of a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system." In *International Business Machines Corp.* (March 2, 2000) the Staff concurred that a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions was excludable. In concurring that each of these proposals was excludable, the Staff stated that the proposals appear "directed at involving IBM in the political or legislative process *relating to an aspect of IBM's operations*." (emphasis added). The Proponent's argument, however, misconstrues the IBM No-Action Letters. The Commission excluded these proposals because they focused on involving IBM in the legislative or regulatory initiatives on a specific issue relating to IBM's ordinary business operations and not the general legislative or regulatory process. As further described above and in the No-Action Request, the Proposal is solely focused on the specific lobbying activities relating to the operation of the Company's ordinary business.

Finally, the Proponent's Response argues that even if the Commission accepts the Company's position that the Proposal is primarily focused on PPACA, the Commission should still allow the Proposal since it relates to a significant public policy issue. Even if the Staff were to recognize PPACA to be a significant policy concern, the Staff has expressed the view that proposals relating to both ordinary business matters and significant policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7). For example, in *Johnson & Johnson* (February 22, 2010) and *Yum! Brands, Inc.* (March 5, 2010), the Staff concurred that each company could exclude a proposal requesting that the company's management verify the employment legitimacy of all future employees by specific federal government systems and terminate all employees not in compliance with such requirements because the proposal related to each company's ordinary business operations. In each case, the fact that the proposal was framed around the topic of illegal immigration and foreign workers did not overcome the fact that the proposal dealt with employee hiring and firing decisions, which are tasks fundamental to management's ability to run the company on a day-to-day basis, and sought to micro-manage the company by probing too deeply into complex matters upon which shareholders are not equipped to render decisions. *See also, e.g., General Electric Company* (February 3, 2005) (concurring in the exclusion of a proposal intended to address "offshoring" and requesting a statement relating to any planned job cuts or offshore relocation activities in reliance on Rule 14a-8(i)(7) because it related to management of the workforce); *General Electric Company* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a-8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); and *Wal-Mart Stores, Inc.* (March 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

The fact that the Proponent frames the Proposal around the topic of PPACA does not overcome the fact that the Proposal, as discussed above and in our No-Action Request, deals with tasks that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the company by probing too deeply into complex matters upon which shareholders are not equipped to render decisions. The Staff has repeatedly found that a proposal is excludable pursuant to Rule 14a-8(i)(7) where it is directed at a Company's involvement in the political or legislative process on a specific issue relating to the Company's business. Thus, even if the Proposal touches on a significant social policy, under the precedent discussed above, the Proposal is excludable under Rule 14a-8(i)(7) as it also relates to ordinary business matters that do not raise a significant social policy.

Based upon the foregoing analysis, and our arguments set forth in the No-Action Request, we reiterate our request that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(i)(7) because it relates to the Company's ordinary business matters (i.e., lobbying activities on a specific issue relating to the Company's ordinary business operations).

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

cc: Justin Danhof, Esq., The National Center for Public Policy Research, via e-mail and overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

THE NATIONAL CENTER
★★★
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: shareholderproposals@sec.gov

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam:

I am writing in response to the letter of Robert J. Wollin on behalf of Bristol-Myers Squibb (the "Company") dated December 20, 2012, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2013 proxy materials for its 2013 annual shareholder meeting.

RESPONSE TO BRISTOL-MYERS SQUIBB'S CLAIMS

The Proposal should not be excluded under Rule 14a-8(i)(7) because the Commission has consistently allowed substantially similar proposals that call for transparency on already-occurring business operations; therefore, the Proposal cannot be said to micromanage Company operations.

We respectfully disagree with Mr. Wollin's conclusions, and his underlying rationale, that our Proposal should be omitted from Bristol-Myers Squibb's 2013 proxy because the Proposal allegedly deals with the Company's ordinary business operations, Rule 14a-8(i)(7).

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Commission has recognized that Company transparency regarding public policy activities is a serious matter of appropriate concern to shareholders. Our Proposal simply asks the Company to be transparent with its shareholders about broad outlines of the Company's public policy and lobbying activities.

The Commission has made clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage a company.

1. The Commission has consistently accepted the subject matter of the Proposal as an important issue of concern to shareholders.

Our Proposal seeks Company transparency regarding Bristol-Myers Squibb's engagement in public policy. The Commission has repeatedly rejected company no-action requests on substantially similar proposals. The Company strains – but ultimately fails – to distinguish three such proposals from our Proposal: *Wal-Mart Stores, Inc.* (March 29, 2010), *PepsiCo, Inc.* (February 26, 2010) and *JP Morgan Chase & Co.* (March 7, 2008).

In *Wal-Mart*, the Commission refused a no-action letter for a proposal that requested the "Board of Directors, at a reasonable cost and excluding confidential information, report to shareholders on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities."[1] Our Proposal similarly "request[s] the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities."

In *Wal-Mart*, the Staff explained that the proposal "focuses primarily on Wal-Mart's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." Our Proposal clearly focuses on disclosures regarding Bristol-Myers Squibb's participation in the public policy arena, does not attempt to direct any activities in this or any other arena, and should likewise be afforded a vote by the Company's shareholders.

[1] This language is identical to that used in *PepsiCo, Inc.* (February 26, 2010). As it did in *Wal-Mart*, the Commission did not concur with the company, which desired to exclude the proposal. The Staff explained: "In our view, the proposal focuses on PepsiCo's general political activities and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate." *PepsiCo, Inc.* (February 26, 2010).

In *JP Morgan*, the Staff rejected the company's request for no action under Rule 14a-8(i)(7) where the proposal requested that "the Board of Directors report to shareholders ... on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities." Our Proposal similarly asks Bristol-Myers Squibb to "[d]isclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company," and should likewise survive the Company's no action request.

Under the Commission's precedent, clearly established through the *JP Morgan*, *Wal-Mart* and *PepsiCo* progeny, our Proposal should stand, and the Company's shareholders should be allowed to voice their opinion by voting for or against the Proposal.

Next, the Company argues that since the Proposal's Supporting Statement primarily focuses on one major public policy example – the Company's support for the Patient Protection and Affordable Care Act (PPACA) – the Proposal can be omitted. At bottom, this is a misreading of the Proposal. At top, this is a willful mischaracterization of the Proposal meant to hide the Company's public policy activities from its shareholders.

A more coherent reading of the Proposal makes clear that the Company's lobbying for the PPACA is *one example* of the Company's involvement in the public policy arena. By showing the Company's deep involvement in PPACA – one of the largest legislative measures in American history – our Proposal emphasizes the importance of the Company's failure to be transparent with its shareholders. Indeed, an exhaustive bullet-point list of the Company's full involvement in the public policy realm would far exceed the Proposal's 500-word limit, and, more importantly, would not show the impact the Company wields in the policy arena.[2]

The Staff has consistently rejected no-action requests for proposals with substantially similar subject matter to our Proposal. The Company has failed to distinguish these instances in any meaningful way. Therefore, the Commission should reject the Company's call for no action if they seek to exclude our Proposal.

2. *The Proposal seeks transparency regarding operations the Company is already performing; therefore, it cannot be said to micromanage the Company.*

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[2] In his letter, Mr. Wollin clearly demonstrates that Bristol-Myers Squibb is involved in a multitude of public policy decisions at multiple levels. He writes: "The Company is a global biopharmaceutical company with operations in over 40 countries and net sales in excess of $20 billion in 2011. As such, nearly all of the Company's business decisions necessarily involve local, state and federal legislative and regulatory matters. Many of such matters are complex business matters involving regulatory and marketing approval, manufacturing, distribution and sale of our products, tax strategies and other aspects of the Company's biopharmaceutical business." Surely, the Company does not suggest that our Supporting Statement should contain a list of all the instances where the Company engages in public policy.

The Company falsely claims that our Proposal seeks to micromanage Bristol-Myers Squibb. Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which, shareowners, as a group, would not be in a position to make an informed judgment."

Mr. Wollin would have our Proposal omitted because he misreads it to claim that we desire the Company to take action on a specific legislative issue. If that were the case, the Commission may have cause to concur with the Company to exclude the Proposal. *See generally, General Electric Co.* (January 17, 2006). However, our Proposal calls for no such action.

In reality, our Proposal calls for transparency regarding public policy activities and lobbying actions the Company already performs. The Company readily admits that it engages in the political and legislative arenas by lobbying. In his letter, Mr. Wollin states: "At times, the Company engages in lobbying activities to promote the best interests of the Company in respect to existing and proposed laws, regulation and legislation." The Proposal does not ask the Company to take *any* position on *any* legislation, regulation, issue or politician. The Company is already taking positions; the Proposal simply asks the Company to be transparent with its shareholders about those positions.

Specifically, the Company's reliance on *International Business Machines Corp.* (January 21, 2002) for the proposition that our Proposal seeks to micromanage the Company is misplaced. In that case, the Staff allowed IBM to omit a proposal that asked the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system as an alternative for funding employee health benefits." The Staff noted that IBM had a basis for exclusion under Rule 14a-8(i)(7) since the "proposal requests a report on healthcare benefits, and that it appears *directed at involving* IBM in the political or legislative process relating to an aspect of IBM's operations." (Emphasis added.) Here, however, Bristol-Myers Squibb is *already involved* in the political and legislative process through its myriad lobbying on different issues. Indeed, our Proposal only seeks transparency and accounting of operations the Company already willfully engages. We do not seek to involve the Company in any regulatory, political or legislative landscape. The Company is correct; these are ordinary business decisions best left to corporate leaders. The Proposal calls for transparency about those decisions and processes.

In the same manner, the Company's reliance on *International Business Machines* (March 2, 2000) holds no weight in this matter. There, the Staff concurred that a proposal was excludable and noted "that the proposal appears directed at involving IBM in the political of legislative process relating to an aspect of IBM's operations." As stated above, our Proposal does not seek to involve Bristol-Myers Squibb in any political or legislative process. Therefore, the decision to concur in exclusion in *IBM* has no precedential bearing on our Proposal.

Mr. Wollin also claims that a blog post critical of the PPACA posted on March 9, 2012, by an employee of National Center for Public Policy Research "confirms the underlying intent of the Proposal."[3] He then furthers this logical fallacy by proclaiming, "the Proposal's Supporting Statement, echoing the statements made publicly on behalf of the Proponent, *makes clear* that the Proposal is in fact directed at the Company's lobbying activities and participation in public policy debates with respect to a specific legislative initiative – PPACA." (Emphasis added.)

In declaring the Proposal's sole intent – in his own false words – Mr. Wollin attempts to cram a square peg into a round hole. As stated above, the Supporting Statement's focus on PPACA is to highlight the impact the Company has in the public policy realm. It is in no way intended to be an exhaustive list of the Company's public policy activities.

Since our Proposal is not "directed at involving [Bristol-Myers Squibb] in the political or legislative process," the Staff should reject the Company's efforts to exclude the Proposal. *See, International Business Machines* (March 2, 2000)

> *3. Even if the Commission accepts the Company's position that the Proposal is primarily focused on PPACA, it should still allow the Proposal since it relates to one of the most significant public policy issues in American history.*

In the 1998 Release, the Commission made clear that proposals relating to ordinary business matters but that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." The PPACA legislation is one of the watershed moments in American legislative history – forever changing the relationship between the American citizenry and the federal government. Certainly, if any law can be said to transcend day-to-day business matters, it is the PPACA.

Furthermore, in Staff Legal Bulletin No. 14A, the Commission commented that "[t]he Division [of Corporate Finance] has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue 'transcend the day-to-day business matters.'" The PPACA has been hotly debated for years in the public square and continuous to face legal battles. In the summer of 2009, constituents from coast to coast flooded town hall meetings to debate the merits of the legislation. When the primary legal disputes over the

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[3] In addition to scores of policy papers, opeds, press releases and the thousands of additional media citations obtained by the National Center in 2012, National Center employees also posted 361 blog items.

bill reached the United States Supreme Court, the PPACA was subjected to the longest oral arguments in the last 45 years.[4]

If the Company or Commission believes that *any* "sufficiently significant policy issue[] . . . transcends day-to-day business matters," certainly the PPACA is among them.

CONCLUSION

The Commission's clear precedent establishes that the subject matter of our Proposal is not excludable under Rule 14a-8(i)(7). Furthermore, the Proposal does not seek to micromanage the Company. Under the Commission's clear guidance, we do not seek to involve the company in any political or legislative process.

And, even if the Staff concurs with the Company that the Proposal is primarily focused on a single policy issue (PPACA), that legislation is perhaps the single most transcendent public policy issue in a generation. Therefore, the Proposal should rightfully go to the Company's shareholders for a vote.

Based upon the forgoing analysis, we respectfully request that the Staff reject Bristol-Myers Squibb's request for a no action letter concerning our Proposal.

A copy of this correspondence has been timely provided to Bristol-Myers Squibb. If we can provide additional materials to address any queries the Staff may have with respect to this letter or Bristol-Myers Squibb's no action request, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.
General Counsel and Free Enterprise Project Director

cc: Robert J. Wollin, Senior Counsel, Bristol-Myers Squibb, via e-mail and Federal Express

[4] Dino Grandoni, "Six Hours of Oral Arguments Over Obamacare Are the Longest in 45 Years," The Atlantic, March 26, 2012, available at http://www.theatlanticwire.com/national/2012/03/6-hours-oral-arguments-over-obamacare-are-longest-45-years/50331/ as of January 4, 2013.

 Bristol-Myers Squibb Company 345 Park Avenue New York, NY 10154 212-546-4000

December 20, 2012

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of The National Center for Public Policy Research*
Securities Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from The National Center for Public Policy Research (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2013. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;
2. Disclose the outcome and cost of the Company's lobbying activities (both direct and indirect lobbying, including through trade associations and non-profit organizations);
3. Describe how the outcomes affect the Company's business, including the impact on its reputation.

The Proposal also includes a Supporting Statement that explains the Proponent's basis for submitting the Proposal. It is important to note that while the resolution in the Proposal addresses the Company's lobbying activities in a general way, the Supporting Statement's sole focus is exclusively the Company's support of the passage of the Patient Protection and Affordable Care Act ("PPACA") and its membership in the Pharmaceutical Research and Manufacturers of America ("PhRMA"), which represents leading pharmaceutical industry research and biotechnology companies in the United States.

Under Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. See, e.g., Staff Legal Bulletin No. 14C, part D.2. (June 28, 2005) ("In determining whether the focus of these proposals is a significant social policy issue. we consider both the proposal and the supporting statement as a whole.") As a result, regardless of whether the "resolved" clause in a proposal implicates ordinary business manners, the proposal is excludable when the supporting statement has the effect of transforming the vote on the proposal into a vote on an ordinary business manner. See, e.g., *General Electric Co. (St. Joseph Health System and the Sisters of St. Francis of Philadelphia)* (January 10, 2005) and *Corrections Corporation of America* (March 15, 2006).

BACKGROUND

The Company received by overnight delivery on November 21, 2012 the Proposal, accompanied by a cover letter from the Proponent and a proof of ownership letter from UBS, the Proponent's broker.[1] Due to certain ambiguities included in the proof of ownership letter from UBS, and after confirming that the Proponent was not a shareholder of record, on November 28, 2012, the Company sent a letter to the Proponent requesting that the Proponent remedy these deficiencies by submitting a new proof of ownership letter. On December 4, 2012, the Company received from the Proponent by e-mail a revised letter from UBS verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal, the accompanying cover letter, the initial broker letter, the Company's deficiency letter and the revised broker letter are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(7) for the reasons discussed below.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976). When determining whether a proposal requesting the preparation of a report is excludable under Rule 14a-8(i)(7), the Staff "will consider whether the subject matter of the special report ... involves a matter of ordinary business." See Exchange Act Release No. 20091 (August 16, 1983); *The Coca-Cola Co.* (January 21, 2009); *FedEx Corporation* (July 14, 2009).

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[1] Also on November 21, 2012, subsequent to the receipt of the Proposal, the Company received a shareholder proposal via fax from the Unitarian Universalist Association of Congregations (the "UUAC Proposal"). On December 20, 2012, the Company submitted a letter to the Staff requesting that the Staff concur in the Company's view that the Staff will take no action if the Company omits the UUAC Proposal from its 2013 Proxy Materials pursuant to Rule 14a-8(i)(11) in the event that the Staff is unable to concur with the Company's intent to exclude the Proposal pursuant to Rule 14a-8(i)(7) as described herein.

1. *The Proposal centers on ordinary business matters because it relates to the Company's involvement in specific public policy discussions regarding tasks fundamental to the running of the business.*

As mentioned above, the 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."

The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis, all of which involve compliance with laws. At times, the Company engages in lobbying activities to promote the best interests of the Company in respect to existing and proposed laws, regulation and legislation. This Proposal seeks to have the Company prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities, specifically those related to PPACA and the Company's membership in PhRMA. The Supporting Statement makes clear that the Proponent is concerned primarily with the Company's lobbying efforts, through its membership in PhRMA, regarding PPACA legislation.

As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." An assessment of and approach to regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. The Company devotes time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that management believes are in line with the best interests of the Company. This process involves a complex study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on certain legislative initiatives, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management and the Board of Directors. Here, PPACA, together with a reconciliation bill containing a package of changes to PPACA, included provisions that would reduce our net sales and increase costs due to the increased Medicaid rebate, expand the

Medicaid program, create additional prescription drug discounts to certain patients under Medicare Part D, assess a non-tax-deductible annual fee to pharmaceutical companies and create a regulatory mechanism that allows for approval of biologic drugs that are similar to (but not generic copies of) innovative drugs on the basis of less extensive data than is the basis for a full Biologics License Application, among other things. Decisions relating to these matters should be reserved for the Company and its Board of Directors.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a Company's involvement in the political or legislative process on a specific issue relating to the Company's business. For example, in *International Business Machines Corp.* (January 21, 2002) the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." The Staff has concurred that proposals seeking reports can have the effect of asking that a company become involved in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (March 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations."

Similarly, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (February 17, 2009), the Staff concurred in the exclusion of a proposal requesting a report on the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by the company during the 110th Congress. The Staff concluded that the proposal related to the Company's "ordinary business operations (i.e., lobbying activities concerning its products)." See also *Microsoft Corp.* (September 29, 2006) (the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet). Additionally, in *General Electric Co. (National Legal and Policy Center)* (January 17, 2006), the Staff concluded that a proposal relating to a report on the impact of a flat tax was properly excludable under Rule 14a-8(i)(7) as relating to the Company's "ordinary business operations (i.e., evaluating the impact of a flat tax on the Company)." See also *Verizon Communications Inc.* (January 31, 2006) (same); *Citigroup Inc.* (January 26, 2006) (same); *Johnson & Johnson* (January 24, 2006) (same). See also *Niagara Mohawk Holdings, Inc. (Amalgamated Bank of New York LongView Collective Investment Fund)* (March 5, 2001) (permitting exclusion under the predecessor to Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings).

Significantly, even though the Proposal is similar to those considered by the Staff in *Wal-Mart Stores, Inc.* (March 29, 2010), *PepsiCo, Inc.* (February 26, 2010) and *JP Morgan Chase & Co.* (March 7, 2008) where the Staff did not concur with the requests for exclusion, the instant Proposal is noticeably distinguishable because the supporting statements to each of the foregoing proposals contained only a mere mention of an example of the companies' alleged involvement on a specific legislative issue.[2] In contrast, here the bulk of the Supporting Statement consists of repeated references to the Company's involvement with PPACA and membership in PhRMA, as noted below, making clear that the purpose of the Proposal is focused on one, specific legislative area and not general public policy efforts. Coupled with the Proponent's web postings discussed below, it is clear that this Proposal seeks shareholder attention on efforts regarding PPACA and the Company's involvement with PhRMA.

In this respect, the Proposal, when read with the Supporting Statement, is directly comparable to *PepsiCo, Inc.* (March 3, 2011), where the Staff permitted the exclusion of a shareholder proposal requesting the board of directors create an annual report to shareholders on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. While the "Whereas" clause and resolution in the proposal were facially neutral, the supporting statement included extensive references in five of its seven paragraphs to PepsiCo's position on Cap and Trade climate change legislation and its membership in the U.S. Climate Action Partnership. The Staff stated its belief that "the proposal and supporting statement, when read together, focus primarily on PepsiCo's specific lobbying activities that relate to the operation of PepsiCo's business and not on PepsiCo's general political activities." *Id.*

Furthermore, the Staff has concurred with the exclusion of shareholder proposals regarding general charitable giving where the supporting statements indicate that the proposal, in fact, would serve as a shareholder referendum on donations to a particular charity or type of charity. For example, in *Johnson & Johnson* (February 12, 2007), a proposal requesting that the board of directors implement a policy listing all charitable contributions on the Company's websites was excludable notwithstanding its facially neutral language. The Staff concurred that the proposal could be excluded under Rule 14a-8(i)(7), because the supporting statement and two of the seven "Whereas" clauses preceding the resolution centered around contributions to Planned Parenthood and organizations that support abortion and same-sex marriage. See also *Pfizer Inc. (Randall)* (February 12, 2007) (same); *Wells Fargo & Co.* (February 12, 2007) (same); *Bank of America Corp.* (January 24, 2003) (permitting exclusion of a proposal to cease making charitable contributions because the preamble and supporting statement frequently referenced abortion and religious beliefs).

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[2] In *Wal-Mart Stores, Inc.* and *PepsiCo. Inc.* (February 26, 2010), the only basis the companies addressed for asserting that the proposals related to ordinary business was that the proposals asked the companies to disclose their process for prioritizing and promoting public policy issues, not that the proposals related to specific public policy issues.

The Staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it concerns political activity relevant to a specific issue applicable to the Company's business, regardless of whether the proposal seeks to involve the company in legislative and regulatory matters or seeks to limit a Company's involvement in such matters. For example, in *General Electric Co. (Flowers)* (January 29, 1997), the Staff concurred with the exclusion of a shareholder proposal asking that the Company refrain from the use of company funds to oppose specific citizen ballot initiatives. Likewise, in *General Motors Corp.* (March 17, 1993), the Staff concurred that a proposal directing the company to cease all lobbying and other efforts directed at opposing legislation that would increase corporate average fuel economy standards was excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations. See also *Pacific Enterprises (Henson)* (February 12, 1996) (concurring that a proposal submitted to a California utility asking that it dedicate the resources of its regulatory, legislative and legal departments to ending California utility deregulation was excludable because it was "directed at involving the company in the political or legislative process that relates to aspects of the Company's operations").

Although the text of the Proposal's resolution itself is presented as an impartial vote on the Company's public policy efforts, the Supporting Statement's extensive references to the Company's position on PPACA and membership in PhRMA result in the Proposal serving as a referendum on that specific issue. In this respect, the Proposal differs from proposals relating to a Company's "general political activities," which typically are not excludable under Rule 14a-8(i)(7). See, e.g., *Archer Daniels Midland Co.* (August 18, 2010) (proposal not excludable because it focused primarily on the Company's general political activities and did not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate).

In *American Home Products Corp.* (March 4, 2002), a facially neutral proposal requested that the board form a committee to study the impact charitable contributions have on the business of the company and its share value. Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because five of the "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization and could, therefore, be excluded under Rule 14a-8(i)(7).

Similarly, in *Schering-Plough Corp.* (March 4, 2002), the Staff concurred in the exclusion of a proposal requesting that the company form a committee to study the impact charitable contributions have on the business of the company and its share value, where each of the five statements in the proposal's preamble referenced abortion and the supporting statement centered around a discussion of Planned Parenthood.[3]

[3] The Proposal as well as the foregoing precedents are distinguishable from proposals that either employed neutral language throughout the preamble and supporting statement, or where the supporting statement

As the *PepsiCo, Inc.* (March 3, 2011), *Johnson & Johnson* (February 12, 2007), *American Home Products Corp., Schering-Plough Corp.* and other no-action letters discussed above evidence, the facts, circumstances and evidence surrounding a shareholder proposal, including preambles and supporting statements, can be considered to determine whether a proposal is actually directed towards contributions to specific types of lobbying activities or organizations. In each of these no-action letters, shareholder proposals (including those that appeared in the resolutions to be facially neutral) were found to be directed toward specific kinds of lobbying activities or organizations and therefore were excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business.

The current Proposal is similar. The resolution is neutral but the Supporting Statement makes clear the thrust of the Proposal is directed toward the Company involvement with a specific legislative initiative - namely, PPACA, and the Company's membership in PhRMA. As with the proposals addressed in the *PepsiCo, Inc.* (March 3, 2011), *Johnson & Johnson* (February 12, 2007), *American Home Products Corp.* and *Schering-Plough Corp.* no-action letters, here the Supporting Statement accompanying the Proposal has seven paragraphs addressing these specific issues. In addition, public statements made on behalf of the Proponent detailed below further reflect that the Proposal's true intention is to put forward a referendum on a specific legislative issue applicable to the Company: PPACA legislation and membership in PhRMA. Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

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contained only a brief or isolated reference to a specific organizations or types of organizations as examples of organizations that might interest shareowners or be controversial. See, e.g., *PepsiCo, Inc.* (March 2, 2009) (proposal that the company provide a report disclosing information related to the company's charitable contributions not excludable under Rule 14a-8(i)(7)); *Ford Motor Co.* (February 25, 2008) (proposal that the company list the recipients of corporate charitable contributions on the company's website not excludable under Rule 14a-8(i)(7)); *General Electric Co.* (January 11, 2008) (proposal that the company provide a semi-annual report disclosing the Company's charitable contributions and related information not excludable under Rule 14a-8(i)(7)). In *General Electric Co.*, the supporting statement contained a single reference to the specific organization at issue (the Rainbow IPUSH Coalition). Similarly. in *PepsiCo, Inc.*, the supporting statement consisted of one paragraph containing a single reference to a specific organization (Parents, Families and Friends of Lesbians and Gays). Finally, in *Ford Motor Co.*, the supporting statement did not single out a particular organization and the proposal did not express an opinion as to whether or not the company should contribute to any particular organization. Here, as with *Johnson & Johnson* (February 12, 2007), *American Home Products Corp., Schering-Plough Corp.* and other precedent cited in the text of this letter, much of the Proposal's supporting statement specifically refers to PPACA legislation and the Proponent's disapproval of the Company's support for this particular legislation.

2. *The Proposal seeks to micro-manage the Company's involvement in specific legislative initiatives.*

As mentioned above, the Proposal concerns the Company's ordinary business operations because the Proposal's principal thrust and focus is on the Company' support of specific legislative and regulatory initiatives and not the Company's public policy efforts spending generally. As discussed below, the Staff consistently has concurred that shareholder proposals (similar to the Proposal) that attempt to micromanage a company by attempting to dictate their lobbying activities and participation in public policy debates with respect to specific legislative initiatives are excludable under Rule 14a-8(i)(7).

The Company is a global biopharmaceutical company with operations in over 40 countries and net sales in excess of $20 billion in 2011. As such, nearly all of the Company's business decisions necessarily involve local, state and federal legislative and regulatory matters. Many of such matters are complex business matters involving regulatory and marketing approval, manufacturing, distribution and sale of our products, tax strategies and other aspects of the Company's biopharmaceutical business. Determining whether and to what extent the Company should participate in political activities, lobbying and spending relating to these matters should be reserved for management and the Board of Directors. This Proposal, however, seeks to involve the Company's shareholders in these intricate business decisions. Seven out of the nine paragraphs of the Proposal's Supporting Statement deal specifically with PPACA and membership in PhRMA. The Proposal's Supporting Statement states:

- "The Company is a member of the Pharmaceutical Research and Manufacturers of America Association (PhRMA). PhRMA dedicated $150 million to conduct an advertising campaign that contributed, in large part, to the passage of the Patient Protection and Affordable Care Act (PPACA), commonly known as 'ObamaCare.' PPACA increases the federal government's involvement in sales of health care services and products, including Company products."

- "The Company played a major role in passing PPACA. The Wall Street Journal has described PhRMA's active participation in that legislation as 'a story of crony capitalism' and adds that, it is 'clear that ObamaCare might never have passed without the drug companies.' They also note that PhRMA's $150 million ad campaign was 'coordinated with the White House political shop.'"

- "PPACA will affect Bristol-Myers Squibb. The law includes a $2.3 million annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales."

- "PPACA is controversial. Support of controversial public policy positions may adversely affect Bristol-Myers Squibb's reputation."

- "A public opinion poll of another prominent PhRMA member that was conducted by the National Center for Public Policy Research and Freedom Works found that the company's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activities after they were informed of the company's lobbying for progressive legislation that included PPACA."

- "Furthermore, the American people oppose PPACA. An October 2012 Rasmussen Reports poll indicated that 54 percent of Americans want the law repealed."

- "Bristol-Myers Squibb's current lobbying disclosures are inadequate and even misleading. The Company website states, '[w]e work closely with the Pharmaceutical Researchers and Manufacturers of America (PhRMA) to achieve broader patient access to safe and effective medicines through a free market.' However, PPACA increases the federal government's role in the health care system and stifles competition. The Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position."

Moreover, a review of the statements on a blog maintained on behalf of the Proponent confirms the underlying intent of the Proposal. On March 9, 2012, the Proponent's blog stated under the heading "Occupy Occupy D.C.: Repeal Obamacare":

- "Nothing unites conservatives more these days than opposition to the Patient Protection and Affordable Care Act — Obamacare. It will effectively take over what most people agree is the best health care system in the world and risks making it as effective as the DMV."[4]

Thus, the Proposal's Supporting Statement, echoing the statements made publicly on behalf of the Proponent, makes clear that the Proposal is in fact directed at the Company's lobbying activities and participation in public policy debates with respect to a specific legislative initiative - PPACA. This Proposal would in fact ask the Company's shareholders to weigh in on matters and processes regarding complex areas within PPACA legislation that implicate the Company's business. These day-to-day, critical decisions should be reserved to management of the Company and its Board of Directors and not to shareholders who would not be in a position to make an informed judgment on such matters. Moreover, the Proposal does not transcend ordinary business operations because it specifically addresses day-to-day management items. As such, these matters

[4] See http://www.conservativeblog.org/amyridenour/2012/3/9/occupy-occupy-dc-repeal-obamacare.html.

cannot be properly micro-managed by shareholders and should be handled by management and the Board of Directors.

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2013 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: Justin Danhof, Esq., The National Center for Public Policy Research, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

EXHIBIT A

The Proposal and Other Correspondence

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 20, 2012

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Ms. Leung:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bristol-Myers Squibb Company (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

The National Center for Public Policy Research owns 137 (one hundred thirty-seven) shares of the Company's common stock that have been held continuously for more than a year prior to the date of this submission. The National Center for Public Policy Research intends to hold these shares through the date of the Company's next annual meeting of shareholders. Proof of ownership is attached.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence of a request for a "no-action" letter should be forwarded to Mr. Justin Danhof, Esq., Free Enterprise Project Director, The National Center for Public Policy Research, 501 Capitol Court N.E., Suite 200, Washington, DC 20002.

Sincerely,



Justin Danhof, Esq.

Attachments: Shareholder Proposal – Lobbying Report
Proof of Continuous Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Lobbying Report

RESOLVED: Shareholders request the Board of Directors prepare a report describing the policies, procedures, costs and outcomes of the Company's legislative and regulatory public policy advocacy activities. The report, prepared at a reasonable cost and omitting proprietary information, should be published by November 2013. The report should:

1. Disclose the policies and procedures by which the Company identifies, evaluates and prioritizes public policy issues of interest to the Company;

2. Disclose the outcome and cost of the Company's lobbying activities (both direct and indirect lobbying, including through trade associations and non-profit organizations);

3. Describe how the outcomes affect the Company's business, including the impact on its reputation.

Supporting Statement

As shareholders of Bristol-Myers Squibb, we support transparency and accountability regarding the Company's public policy activities.

The Company is a member of the Pharmaceutical Research and Manufacturers of America Association (PhRMA). PhRMA dedicated $150 million to conduct an advertising campaign that contributed, in large part, to the passage of the Patient Protection and Affordable Care Act (PPACA), commonly known as "ObamaCare." PPACA increases the federal government's involvement in sales of health care services and products, including Company products.

The Company played a major role in passing PPACA. The *Wall Street Journal* has described PhRMA's active participation in that legislation as "a story of crony capitalism" and adds that, it is "clear that ObamaCare might never have passed without the drug companies." They also note that PhRMA's $150 million ad campaign was "coordinated with the White House political shop."

PPACA will affect Bristol-Myers Squibb. The law includes a $2.3 million annual tax on the pharmaceutical industry that will be assessed on companies based on its share of sales.

PPACA is controversial. Support of controversial public policy positions may adversely affect Bristol-Myers Squibb's reputation.

A public opinion poll of another prominent PhRMA member that was conducted by the National Center for Public Policy Research and FreedomWorks found that the company's public policy advocacy harmed the company's reputation. For example, the company's favorability among conservatives fell from 69 percent to 19 percent and from 60 percent to 8 percent among Tea Party activists after they were informed of the company's lobbying for progressive legislation that included PPACA.

Furthermore, the American people oppose PPACA. An October 2012 Rasmussen Reports poll indicated that 54 percent of Americans want the law repealed.

Bristol-Myers Squibb's current lobbying disclosures are inadequate and even misleading. The Company website states, "[w]e work closely with the Pharmaceutical Researchers and Manufacturers of America (PhRMA) to achieve broader patient access to safe and effective medicines through a free market." However, PPACA increases the federal government's role in the health care system and stifles competition. The Company's lobbying position in favor of PPACA directly conflicts with the Company's stated policy position.

Bristol-Myers Squibb allocates significant resources to public policy advocacy. Shareholders have a right to know the policies that dictates the Company's public policy positions and the legislative and regulatory outcomes of its lobbying activities.



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
Toll Free 800-382-9989

www.ubs.com

11/20/12

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Ms. Leung:

UBS holds 137 Shares of Bristol-Myers Squibb Company (the "Company') common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Eli Lilly and Company in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company Stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 5, 2011, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

 Bristol-Myers Squibb Company   345 Park Avenue New York, NY 10154 212-546-4000

November 28, 2012

VIA FEDERAL EXPRESS
Mr. Justin Danhof, Esq.
Free Enterprise Project Director
The National Center for Public Policy Research
501 Capitol Court N.E., Suite 200
Washington, DC 20002

Dear Mr. Danhof:

I am writing on behalf of Bristol-Myers Squibb Company (the "Company"), which received on November 21, 2012, a stockholder proposal from The National Center for Public Policy Research (the "Proponent") entitled "Lobbying Report" for consideration at the Company's 2013 Annual Meeting of Stockholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record or registered owner of sufficient shares to satisfy this requirement.

In addition, the "proof of ownership" letter from UBS submitted to us by the Proponent with the Proposal contains a number of ambiguities. This purported "proof of ownership" letter states, in part, "UBS holds 137 Shares of Bristol-Myers Squibb Company (the "Company") common stock beneficially for the National Center for Public Policy Research, ***the proponent of the shareholder proposal submitted to Eli Lilly and Company*** in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934." (emphasis added) Based on the foregoing language, it is unclear whether the shares held by UBS are shares of the Company or shares of Eli Lilly. Additionally, it is unclear whether the handwritten date on the letter was written by UBS or the Proponent, calling into question whether UBS has adequately certified that the Proponent has continuously held the shares for one year prior to the date of submission of the Proposal to the Company as required by Rule 14a-8(b).

To remedy these deficiencies, the Proponent must submit sufficient proof of its ownership of the requisite number of Company shares in a manner that has resolved the aforementioned ambiguities, including making clear that UBS holds shares of the Company in connection with the Proponent's submission of a proposal to the Company, and typing the date of the proof of ownership letter at the top or some other indication in the letter which makes clear without ambiguity that UBS is certifying that the Proponent continuously owned shares in the

Company for at least one year prior to the date the Proponent submitted the Proposal to the Company.

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a bank or a broker) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company shares for the one-year period.

To the extent that the Proponent holds its securities in book-entry form through a securities intermediary, such as a broker or a bank, and the securities intermediary deposits the securities with the Depository Trust Company ("DTC"), then the securities intermediary would be referred to as a "participant" of DTC. Pursuant to Section B of the SEC's Staff Legal Bulletin No. 14F dated October 18, 2011 ("SLB 14F"), only securities intermediaries who are participants in DTC may be viewed as "record" holders of securities that have been deposited with DTC for purposes of verifying whether the Proponent is eligible to submit a proposal under Rule 14a-8.

In accordance with the SEC guidance provided in SLB 14F, if the Proponent holds its securities in book-entry form through a securities intermediary, the Proponent must submit a statement of proof of ownership from the DTC participant through which the securities are held. To determine whether the Proponent's securities intermediary is a DTC participant, the Proponent may check DTC's participant list which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the Proponent's securities intermediary is not on DTC's participant list, then the Proponent should obtain proof of ownership from the DTC participant through which the securities are held. The Proponent should be able to determine its DTC participant by asking its broker or bank or by checking its account statement. If the DTC participant knows the Proponent's broker or bank's holdings, but does not know the Proponent's holdings, then the Proponent must obtain and submit two proof of ownership statements – one from the Proponent's broker or bank confirming the Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. Any proof of ownership submitted to the Company in the manner set forth in this paragraph must verify that, as of the date the Proposal was submitted to the Company, the Proponent (and the broker or bank, to the extent applicable) continuously held the requisite number of Company shares for at least one year.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date this letter is received. Please address any response to me at the address listed above. Alternatively, you may transmit any response by facsimile to me at 212-546-9966 or via e-mail at robert.wollin@bms.com. In order to avoid controversy, we suggest that any response be submitted by means, including electronic means, which permits the sender to prove the date of delivery.

If you have any questions with respect to the foregoing, please contact me at (212) 546-4302. For your reference, I enclose copies of Rule 14a-8 and SLB 14F, as well as a copy of the purported "proof of ownership" letter from UBS.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

EFFECTIVE DATE NOTE: At 76 FR 6045, Feb. 2, 2011, § 240.14a-8 was amended by adding a note to paragraph (i)(10), effective April 4, 2011. For the convenience of the user, the added text is set forth as follows:

§240.14a-8 Shareholder proposals.

* * * * *

(i) * * *

(10) * * *

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

* * * * *

§240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

(Secs. 19(a), 3(b), 23(a)(1), 20, 319(a), 48 Stat. 85, 882, 901; sec. 209, 48 Stat. 908; 49 Stat. 833; sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; 53 Stat. 1173; secs. 3, 18, 89 Stat. 97, 155; sec. 308(a)(2), 90 Stat. 57; 15 U.S.C. 77s(a), 78c(b), 78w(a)(1), 79t, 77sss(a))

[31 FR 212, Jan. 7, 1966, as amended at 41 FR 19933, May 14, 1976; 44 FR 38815, July 2, 1979; 44 FR 68456, Nov. 29, 1979]

§240.14a-10 Prohibition of certain solicitations.

No person making a solicitation which is subject to §§240.14a-1 to 240.14a-10 shall solicit:

(a) Any undated or postdated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[17 FR 11434, Dec. 18, 1952]

§240.14a-12 Solicitation before furnishing a proxy statement.

(a) Notwithstanding the provisions of §240.14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of §240.14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A (§240.14a-101)) and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
Toll Free 800-382-9989

www.ubs.com

11/20/12

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Ms. Leung:

UBS holds 137 Shares of Bristol-Myers Squibb Company (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Eli Lilly and Company in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company Stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 5, 2011, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

THE NATIONAL CENTER

FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via Email: robert.wollin@bms.com

December 4, 2012

Robert J. Wollin
Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Mr. Wollin:

In response to your letter dated November 28, 2012, please find the attached Proof of Continuous Ownership letter. The letter remedies the errors indicated in your letter and makes clear that UBS holds 137 shares of Bristol-Myers Squibb (the "Company") stock beneficially for the National Center for Public Policy Research.

The National Center for Public Policy Research owns 137 (one hundred thirty-seven) shares of the Company's common stock that have been held continuously for more than a year prior to the date of its shareholder resolution submission. The National Center for Public Policy Research intends to hold these shares through the date of the Company's next annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at 202-543-4110. Copies of correspondence of a request for a "no-action" letter should be forwarded to Mr. Justin Danhof, Esq., Free Enterprise Project Director, The National Center for Public Policy Research, 501 Capitol Court N.E., Suite 200, Washington, DC 20002.

Sincerely,



Justin Danhof, Esq.

Attachments: Proof of Continuous Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
Toll Free 800-382-9989

www.ubs.com

December 4, 2012

Robert J. Wollen
Senior Counsel
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Re: Shareholder Resolution for the National Center for Public Policy Research

Dear Mr. Wollen:

UBS holds 137 Shares of Bristol-Myers Squibb Company (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted on November 20, 2012 to Bristol-Myers Squibb Company in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of the resolution. The shares were purchased on May 5, 2011, and UBS continues to hold said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, National Center for Public Policy Research